UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2001

clipclop.com Enterprises Inc.
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street
Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

clipclop.com Enterprises Inc.

789 West Pender Street. Suite 1500

Vancouver, BC V7C 1H2

408-8890 (Telephone)

484-2150 (Facsimile)

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO THE SHAREHOLDERS OF CLIPCLOP.COM ENTERPRISES INC.:

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of clipclop.com Enterprises Inc. (the "Company") will be held at the offices of Clark, Wilson, 800 - 885 West Georgia Street, Vancouver, BC V6C 3H1 on Tuesday, the 14th day of August, 2001 at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

  To consider and, if thought fit, to approve a special resolution to alter the Memorandum of the Company by changing the name of the Company from "clipclop.com Enterprises Inc." to "Worldwide Technologies Inc.", or such other name as the directors in their absolute discretion may determine and is acceptable to the regulatory authorities;

  To consider, and if thought fit, approve a special resolution to consolidate (reverse split) the authorized and issued share capital of the Company, in the discretion of the directors, on the basis of four (4) common shares being consolidated into one (1) common share or on the basis of seven (7) common shares being consolidated into one (1) common share;

  To consider, and if thought fit, approve a special resolution to increase the number of common shares of the Company to 100,000,000 common shares without par value (after the above consolidation (reverse split) has been approved and effected); and

  To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

  A Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

  Please advise the Company of any change in your address.

  DATED at Oxnard, California, this 5th day of July, 2001.

  By Order of the Board of

  CLIPCLOP.COM ENTERPRISES INC.

  /s/ Jonathan Severn
  Jonathan Severn
  President

  clipclop.com Enterprises Inc.

  789 West Pender Street, Suite 1500
  Vancouver, BC V6C 1H2

  408-8890 (Telephone)

  484-2150 (Facsimile)

  INFORMATION CIRCULAR

  (As at July 5, 2001 except as indicated)

  MANAGEMENT SOLICITATION

  This information circular is furnished in connection with the solicitation of proxies by the management of clipclop.com Enterprises Inc. (the "Company") for use at the extraordinary general meeting (the "Meeting") of the Company to be held on Tuesday, August 14, 2001. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

  REVOCABILITY OF PROXY

  The persons named in the enclosed form of proxy are directors and or officers of the Company.

  Any shareholder of the Company (the "Shareholder) returning the enclosed form of proxy may revoke the such form of proxy at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Company or the registrar and transfer agent by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

  The Company is authorized to issue 100,000,000 common shares without par value, of which 58,078,252 common shares are issued and outstanding as at July 3, 2001.

  Only shareholders of record are entitled to vote at the Meeting and such shareholders are entitled to one vote for each common share held. Shareholders of record on July 3, 2001 will be entitled to vote at the Meeting.

  To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.

  VOTING OF PROXIES

  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM/HER AND ON HIS/HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

  THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

  STATEMENT OF EXECUTIVE COMPENSATION

  Particulars of compensation paid to:

    the Company's chief executive officer ("CEO");

    each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

    any additional individuals for whom disclosure would have been provided under 2 but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

    ("Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
John J. Henry Former Chief Executive officer and Director(1)(2)	2000 1999 1998	Nil Nil $64,800	Nil Nil Nil	Nil Nil Nil	613,500 452,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Simington Former President and Director(2)(3)	2000 1999 1998	Nil Nil $55,200	Nil Nil Nil	Nil Nil Nil	Nil 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Andrew Carruthers Director	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

    (1) Mr. Henry resigned as Chief Executive Officer and Director of the Company effective February 19, 2001.

    (2) On January 31, 1998, the board of directors terminated the service agreements of the executive officers, and as provided by the Shareholders at the Annual General Meeting held on March 19, 1998, satisfied the Company's obligations to the executive officers by approving shares to be issued in satisfaction of the obligations accrued and due pursuant to the executive officer's services agreements. On January 31, 1998, the Company entered into agreements with John Henry and Robert Simington to settle unpaid remuneration, termination payments and accounts payable by the issuance of 9,274,144 shares in the capital stock of the Company at $0.15 per share. During the period ended September 30, 2000 the Company issued 3,182,767 shares, during the period ended September 30, 1999 the Company issued 700,000 shares and during the period ended September 30, 1988, the Company issued 5,391,347 shares.

    (3) Mr. Simington resigned as President of the Company on September 30, 2000 and as a Director of the Company effective February 22, 2001.

    There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

    There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

    OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

    The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John J. Henry	100,000 50,000 50,000 238,500 25,000 50,000 100,000	22.8%	US$0.16 US$0.21 US$0.57 US$0.76 US$0.67 US$0.32 US$0.30	US$0.245 US$0.195 US$0.41 US$0.75 US$0.65 US$0.28 US$0.32	January 7, 2005 January 7, 2005 January 26, 2005 March 13,2005 March 26, 2005 May 24, 2005 June 29, 2005

    The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis:
Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
John J. Henry	363,500	US$222,010	1,039,190	US$30,488

    OPTION AND SAR RE-PRICINGS

    There were no options held by any Named Executive Officers that were repriced downward during the most recently completed financial year.

    There were no defined benefit or actuarial plans in place for the Named Executive Officers during the most recently completed financial year.

    There are no employment contracts or compensatory plans or arrangements between the Company and the Named Executive Officers.

    The Company has no compensation committee.

    COMPENSATION OF DIRECTORS

    The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

    The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The company did not grant stock options to directors (excluding the Named Executive Officers) during the most recently completed financial year.

    INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

    There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

    Other than as disclosed herein, or as disclosed elsewhere in this Information Circular, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

    any director or senior officer of the Company;

    any proposed nominee for election as a director of the Company;

    any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

    any associate or affiliate of any of the foregoing persons.

USe-Store, LLC

On April 9, 2001, the Company entered into a share exchange agreement with USe-Store, LLC, a California limited liability company ("USe-Store") and each of the members of USe-Store (the "Members"), pursuant to which the Members agreed to exchange their respective membership interests (the "Interests") in USe-Store for common shares in the capital of the Company. In consideration for the acquisition of the Interests, the Company issued an aggregate 15,000,000 common shares of the Company to the Members at a price of US$0.05 per share, based on the closing price of the common shares of the Company on February 25, 2001. The President and Chief Executive Officer of the Company, Jonathan Severn, is also a shareholder and principal of USe-Store, LLC. In addition, the Chief Financial Officer of the Company (Aric Gastwirth), the Secretary and Vice President Marketing of the Company(Jerry O. Bohn), the Vice President Technology of the Company (Ryan H. Spurgin) and the Vice President Sales of the Company (Gregg G. Schlender) are all officers of USe-Store LLC.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any of the matters to be acted upon at the Meeting:

    any director or senior officer of the Company;

    any person who has been a director or officer of the Company at any time since September 30, 2000; and

    any associate or affiliate of any of the foregoing persons.

    SPECIAL BUSINESS

    Stock Split

    To provide flexibility for future financings, the Company will be considering the viability, in the discretion of the directors, of a share consolidation (reverse stock split) of the Company's common shares on the basis of four (4) shares being consolidated into one (1) share held or on the basis of seven (7) shares being consolidated into one (1) share held.

    Shareholders will be asked to pass a special resolution authorizing the directors, in their discretion, to effect the share consolidation (reverse stock split) of the common shares. In order to be effective, the resolution must be passed by a majority of not less than three-quarters (75%) of the votes cast by those Shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

    The special resolution that will be represented to the Shareholders is as follows:

    "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

    1. the authorized capital of the Company be altered by consolidating all of the authorized One Hundred Million common shares (100,000,000) without par value of which 58,078,252 common shares are issued and outstanding, into either of (a) or (b) below, as determined solely in the discretion of the directors:

    on the basis of four (4) common shares being consolidated into one (1), such that the authorized capital of the Company shall consist of Twenty-five Million common shares (25,000,000) without par value of which 14,519,563 common shares will be issued and outstanding;

    on the basis of seven (7) common shares being consolidated into one (1), such that the authorized capital of the Company shall consist of Fourteen Million Two Hundred Eighty-five Thousand, Seven Hundred and Fourteen common shares (14,285,714) without par value of which 8,296,893 common shares will be issued and outstanding;

2. the Memorandum of the Company be altered accordingly;

3. the directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to this special resolution, including the filing of a certified copy of this special resolution with the Registrar of Companies under the British Columbia Company Act; and

4. this special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Shareholders at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum of the Company without further approval, ratification or confirmation by the Shareholders of the Company, and in such case, the special resolution approving and adopting the above described alterations to the Memorandum of the Company shall be deemed to have been rescinded."

Increase in Authorized Capital

After the share consolidation (reverse split) the Company proposes to increase the authorized capital to One Hundred Million (100,000,000) common shares. Accordingly, Shareholders will be asked to approve the following Special Resolution:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the authorized capital of the Company be increased from either Twenty-five Million (25,000,000) common shares without par value or Fourteen Million Two Hundred Eighty-five Thousand, Seven Hundred and Fourteen common shares (14,285,714) without par value to One Hundred Million (100,000,000) common shares without par value;

2. the Memorandum of the Company be altered accordingly; and

3. this special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Shareholders at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum of the Company without further approval, ratification or confirmation by the Shareholders of the Company, and in such case, the special resolution approving and adopting the above described alterations to the Memorandum of the Company shall be deemed to have been rescinded."

Name Change

The Company proposes to change its name to "Worldwide Technologies Inc." or such other name as may be approved by the directors of the Company and as may be acceptable to the regulatory authorities having jurisdiction.

Shareholders will be asked to pass a special resolution authorizing the directors to effect a change of name of the Company. In order to be effective, the resolution must be passed by a majority of not less than three-quarters (75%) of the votes cast by those Shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Accordingly, the Shareholders of the Company will be asked to pass the following resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the Memorandum of the Company be altered by changing the name of the Company from clipclop.com Enterprises, Inc. to "Worldwide Technologies Inc." or to such other name which reflects the business of the Company as is determined in the discretion of the Board of Directors and that paragraph 1 of the Memorandum be altered to read as follows:

      The name of the Company is "Worldwide Technologies Inc."; and

      this special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Shareholders at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum of the Company without further approval, ratification or confirmation by the Shareholders of the Company, and in such case, the special resolution approving and adopting the above described alterations to the Memorandum of the Company shall be deemed to have been rescinded."

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of
CLIPCLOP.COM ENTERPRISES INC.

Per: /s/ Jonathan Severn
Jonathan Severn,
President

PROXY

Extraordinary General Meeting of the Shareholders of CLIPCLOP.COM ENTERPRISES INC., to be held at the offices of Clark, Wilson, Suite 800 - 885 West Georgia Street, Vancouver, BC V6C 3H1 on Tuesday, the 14th day of August, 2001, at 10:00 o'clock in the forenoon

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
	For	Against

The undersigned Shareholder of the Company hereby appoints, Jonathan Severn, the President and a Director of the Company, or failing this person, Andrew Carruthers, a Director of the Company, or in the place of the foregoing,

__________________________, (Print the Name) as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Meeting of the Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

To approve a Special Resolution changing the name of the Company from "clipclop.com Enterprises Inc." to "Worldwide Technologies Inc." and to alter the Memorandum accordingly.	_____	_____
2.

To approve a Special Resolution consolidating the authorized and issued share capital of the Company, in the discretion of the directors, on the basis of four (4) common shares being consolidated into one (1) common share or on the basis of seven (7) common shares being consolidated into one (1) common share par value

	_____	_____
3.

To approve a Special Resolution to increase the number of common shares of the Company to 100,000,000 common shares without par value (after the above consolidation (reverse split) has been approved and effected)

	_____	_____

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:
Please Print Name:
Date:
THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION & INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

  This Proxy is solicited by the Management of the Company.

  This form of proxy ("Instrument of Proxy") may not be valid unless it is signed by the Shareholder or by his/her attorney duly authorized by him/her in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

  If this Instrument of Proxy is not dated in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Trust Company of Canada.

  A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

    If the Shareholder is registered as such on the books of the Company, simply register the Shareholder's attendance with the scrutineers at the Meeting.

    If the securities of a Shareholder are held by a financial institution, (i) cross off the management appointees' names and insert the Shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

  A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

    To appoint one of the management appointees named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

    To appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, cross off the management appointees' names and insert the Shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder's appointed proxyholder.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

  If a registered Shareholder has returned the Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person should the Shareholder later decide to do so. However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "Computershare Trust Company of Canada" by mail or by fax at least 48 hours prior to the scheduled time of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 4th Floor - 510 Burrard Street, Vancouver, BC V6C 3B9, and its fax number is (604)683-3694.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

clipclop.com Enterprises Inc.

Date:  July 31, 2001

/s/ Jonathan Severn
Jonathan Severn
President and CEO